UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER

                                                                000-24595
                                                              -----------



(Check One):  [  ] Form 10-K    [  ] Form 20-F   [  ] Form 11-K    [X] Form 10-Q
[  ] Form N-SAR     [  ] Form N-CSR

      For Period Ended:    September 30, 2004
                           ------------------

      [  ]  Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
      [  ]  Transition Report on Form 20-F  [  ] Transition Report on Form N-SAR
      [  ]  Transition Report on Form 11-K

            For the Transition Period Ended:


  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

           ----------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

                             EDISON RENEWABLES, INC.
                             -----------------------
                             Full Name of Registrant


                            Former Name if Applicable

                        1940 Deer Park Avenue, Suite 390
                        --------------------------------
            Address of Principal Executive Office (Street and Number)

                            Deer Park, New York 11729
                            -------------------------
                            City, State and Zip Code


                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]    (a)   The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
[ X ]    (b)   The subject annual report,  semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K,  Form  N-SAR or Form  N-CSR,  or
               portion  thereof,  will  be  filed  on or  before  the  fifteenth calendar day  following the  prescribed  due date; or the subject quarterly  report or  transition  report on Form 10-Q, or portion thereof,  will be filed  on or  before  the  fifth  calendar  day following the prescribed due date; and
[   ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Edison Renewables, Inc. (the "Company") was unable to complete and file its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2004 within the prescribed time period due to the recent dismissal of the Company's former certifying accountant and engagement of a new certifying accountant.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Stephen D. Young                (909)                 585-0444
     ---------------------------------------------------------------------------
     (Name)                         (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change
---------------------------------

Effective August 3, 2004, the Company acquired all of the issued and outstanding common stock of NextPhase Technologies, Inc. ("NextPhase"). As a result of this transaction, NextPhase's former shareholders obtained control of the Company, a shell corporation with no operations. For accounting purposes, the acquisition has been treated as a reverse acquisition of the Company.

The Company's financial statements that will be presented in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2004 will include only the accounts of NextPhase, a development stage company from its inception (September 14, 2000) through September 30, 2004 and of the Company from August 3, 2004 through September 30, 2004. Net revenues for the quarter are estimated to be $0 and net loss is estimated to be $1,610,534. For the second quarter in the previous year the Company had operations with net revenues of $0 and a net loss for the period of $0.

                             EDISON RENEWABLES, INC.
     ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 2004                             By:/s/ Stephen Young
                                                        ------------------------
                                                        Stephen D. Young
                                                        Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)